SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

ericchiuto@sidley.com (212) 839-8650	FOUNDED 1866

November 26, 2008

Via EDGAR

U.S. Securities and Exchange Commission

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention: Peggy Kim, Esq.

Re:	Allscripts-Misys Healthcare Solutions, Inc.

Schedule TO-I, filed November 7, 2008; and

Amendment No. 1 to Schedule TO-I, filed November 12, 2008

Amendment No. 2 to Schedule TO-I, filed November 24, 2008

Dear Ms. Kim:

On behalf of Allscripts-Misys Healthcare Solutions, Inc. (the “Company”), we transmit herewith Amendment No. 3 (the “Amendment”) to the Company’s Schedule TO-I originally filed with the Securities and Exchange Commission (the “Commission”) on November 7, 2008 (the “Schedule TO”) as amended on Amendment No. 1 filed with the Commission on November 12, 2008 and Amendment No. 2 filed with the Commission on November 24, 2008. In this letter, we respond to the comments of the staff (the “Staff”) of the Commission contained in your letter dated November 25, 2008 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with your comments presented in bold italics. We also are forwarding a copy of this letter via telecopier, together with a copy of Amendment No. 3 to the Schedule TO-I showing the revisions made in response to the Staff’s comments. Capitalized terms used, but not defined herein shall have the meanings ascribed to them in the Schedule TO.

1.	When does the Change of Control expire, page 2

2.	We note your response to comment 2 of our letter dated November 18, 2008; however we reissue our comment. Please revise to state that in the event of a material change, including a waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer, following notice of the material change and that in the event of a change in price, the amount of securities sought, or other similarly significant change, you will extend the offer period so that at least ten business days remain in the offer, following notice of the change.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

U.S. Securities and Exchange Commission

November 26, 2008

We have amended the disclosure to add the following language:

“While the terms of the Change of Control Offer are dictated by the terms of the Indenture, in the event of a material change in the Change of Control Offer, including a waiver of a material condition thereto, the Company will extend the offer period if necessary so that at least five business days remain in the Change of Control Offer, following notice of the material change and that in the event of a change in price, the amount of Debentures sought, or other similarly significant change, the Company will extend the offer period so that at least ten business days remain in the Change of Control Offer, following notice of the change.”

Please direct any questions or comment that you may have on the submission to Edward D. Ricchiuto at (212) 839-8650.

Very truly yours,

/s/ Edward D. Ricchiuto